Northern Dynasty re-acquires 100% ownership of southwest Alaska’s Pebble Project
Anglo American completes withdrawal from the Pebble Limited Partnership

December 13, 2013, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") announces that it has exercised its right to acquire Anglo American (US) Pebble LLC’s (“Anglo American”) interest in the Pebble Limited Partnership (“Pebble Partnership” or “PLP”). Northern Dynasty has now re-acquired 100% ownership and control of the Pebble Partnership. All Anglo American representatives have resigned from the Pebble Mines Corporation Board of Directors.

“During the course of the last six years and at a cost of US$556 million (as of September 30, 2013), substantial progress has been made toward our goal of permitting, constructing and operating a world-class, modern and environmentally responsible mine at Pebble that will co-exist with the fisheries resources of southwest Alaska,” said Northern Dynasty President & CEO Ronald Thiessen.

Thiessen said Pebble’s engineering design, environmental science and regulatory planning are now sufficiently advanced that PLP will be in a position to trigger federal and state permitting under the National Environmental Policy Act (NEPA) in the first quarter of 2014. He added that Northern Dynasty’s current focus is to consolidate all of the technical data, engineering work and permitting documentation related to Pebble into a data room, with the goal of qualifying and securing a new partner in 2014. A final decision on permit filing will be made in 2014, by the Northern Dynasty Board.

“Our primary focus is to select the right partner for Northern Dynasty and the right investor for Alaska, a company with sufficient financial resources and technical capabilities, working experience in the United States and a shared commitment to environmentally sound and socially responsible development. We have little doubt that Pebble will attract major mining company interest in the months ahead.”

Northern Dynasty has launched a new website to present current information related to Pebble Project developments at www.northerndynastyminerals.com.

About the Pebble Project

The Pebble Project is an initiative to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine, which will benefit not only Northern Dynasty, but the people, culture and industries of the State of Alaska, as well as suppliers, consultants and industries in the Lower 48 United States of America.

A recent study authored by IHS Global Insight, entitled The Economic and Employment Contributions of a Conceptual Pebble Mine to the Alaska and United States Economies found the Pebble Project has the potential to support 15,000 American jobs and contribute more than $2.5 billion annually to US GDP over decades of production. A copy the study is available at www.northerndynasty.com.

The Pebble Project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated in a region of rolling tundra approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a Vancouver, Canada-based company whose principal asset is the Pebble Project, an advanced-stage initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction, and the ability to secure the right partner to assist with the advancement of the Pebble Project from a financial and technical perspective, and otherwise. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.